Exhibit 99.6

Quantum BioPharma Provides Corporate Update

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

TORONTO, April 27, 2026 -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, is pleased to announce the following corporate updates.

Quantum Biopharma has retained the services of Senergy Communications Capital Inc. (“Senergy”) on a one-month contract with option for renewal, starting May 18, 2026, to provide marketing and investor awareness services. Senergy is an arm’s-length marketing, advertising and shareholder relations firm based in Vancouver, B.C. Senergy will design and execute campaigns that include corporate branding, social media, and advertising initiatives. Under the terms of the agreement, the company will pay Senergy USD $150,000 that includes a service fee of USD $25,000 and advertising expenses of USD $125,000.

To the Company’s knowledge, Senergy does not own any shares, options or warrants in Quantum Biopharma.

Senergy Communications Capital Inc

Contact: Aleem Fidai

Address: 1122 Mainland Street #228, Vancouver, BC V6B 5L1 Email: aleem@senergy.capital

Website:www.senergy.capital

Phone: (778) 772-6740

Quantum Biopharma Ltd. has retained the services of King Tide Media LLC (“KTM”) on a one-month contract with option for renewal, starting May 1, 2026, to provide market awareness and foster productive, continuing dialogues with shareholders and other market participants. KTM is an arm’s-length marketing, advertising and shareholder relations firm based in Lake Worth, Florida. KTM will design and execute campaigns that include corporate branding, social media, and advertising initiatives. Under the terms of the agreement, the company will pay KTM USD $125,000.

To the Company’s knowledge, KTM does not own any shares, options or warrants in Quantum

Biopharma. King Tide Media LLC

Address: 806E Windward Way #616, Lantana, Florida, 33462

Email:james@kingtidemedia.net

Website:https://kingtidemedia.net/

Phone: (843) 368-7691

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd and spun out its OTC version to a company, Unbuzzd Wellness Inc. (“UWI”), led by industry veterans. Quantum BioPharma retains ownership of 19.84% (as of December 31, 2025) of UWI at www.unbuzzd.com. The agreement with UWI also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical and medical uses.

Forward-Looking Information

This news release contains “forward-looking statements” or “forward-looking information” (collectively, “forward-looking statements”) within the meaning of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, but are not limited to, statements regarding: the expected timing for completion of the Offering and the intended use of proceeds.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by forward-looking statements contained herein. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements are highlighted in the “Risks and Uncertainties” in the Company’s management discussion and analysis.

Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation: the failure to complete the Offering; reliance on key management and other personnel; potential downturns in economic conditions; competition from others; market factors, including future demand products developed by the Company; the policies and actions of foreign governments, which could impact the ability of the Company to successfully market its products; the Company’s expectations in connection with the development of the Target Acquisition System; the effectiveness of the Target Acquisition System; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration or laws, policies and practices; the impact of general business and economic conditions; currency exchange rates; and the impact of inflation.

The forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Any forward-looking statements and the assumptions made with respect thereto are made as of the date of this news release and, accordingly, are subject to change after such date. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Contacts:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com

Telephone: (833) 571-1811

Investor Relations

Email: ir@quantumbiopharma.com, info@quantumbiopharma.com

Website: www.quantumbiopharma.com